July 19, 2011
VIA EDGAR and OVERNIGHT MAIL

Linda Cvrkel
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:         P.A.M. Transportation Services, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 14, 2011
File No. 000-15057

Dear Ms. Cvrkel,

We appreciate your comments regarding our Form 10-K for the year ended December 31, 2010 and welcome the opportunity to enhance the quality of information provided to users of our financial statements.  In accordance with your request we have addressed each of your comments individually and have provided information confirming our agreement to revise future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 30

1.
Reference is made to your critical accounting policies.  It appears that the items included are a mere repetition of your Significant Accounting Policies section.  Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions.  In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing.  Please revise your disclosures in future filings accordingly.

Response

The Company agrees that filings made after July 18, 2011 will be revised so that management’s discussion of critical accounting policies better conforms to the intent of FR-60.

2.
We also note that market capitalization of your company is significantly less than your net book value and that operating and net losses for the first quarter of 2011 have increased in comparison to the quarterly periods in the prior fiscal year.  Given the decline in your results and the sustained suppressed value of your common stock, please advise us and revise your disclosures in future filings to discuss management’s consideration of such factors and their impact on the company’s asset value and potential impairment of long-lived assets.  We may have further comment upon reviewing your response.

Response

Market capitalization to book value, operating income, and net income have each improved for the last two years from their low point reported for financial year 2008.  While we did experience a setback in the first quarter 2011 compared to the first quarter 2010, we believe that this reversal is temporary and does not indicate a trend of sustained year over year earnings deterioration.  However, we agree that beginning in 2008 we have experienced a significant downturn in market capitalization and earnings from historical levels and that ASC 360-35-21 requires us to test our long lived assets for recoverability.  Specifically, the following two provisions indicate that a test for recoverability was necessary as of December 31, 2010:

360-35-21-c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator, and

360-35-21-e.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

At December 31, 2010 the net book value of our long-lived assets consisted of the following:

Land and land improvements	$4,924,299	3.0%
Buildings	$8,786,619	5.3%
Revenue Equipment	$150,076,110	90.7%
Furniture/Fixtures/Computer Equipment	$1,590,042	1.0%

Total	$165,377,071	100.0%

In accordance with ASC-360-35-25 we have determined that the lowest level of identifiable cash flows that are largely independent of other asset groups is at the entity level.  This conclusion is supported by the fact that significantly all of the cash flows for P.A.M. Transportation Services, Inc. (PAM) result from transportation of freight utilizing tractors and trailers (Revenue Equipment) and that the cost of other categories of long lived assets are funded by those operations.

Certain assumptions were made in order to develop estimates of future cash flows generated by our Revenue Equipment, including demand for our services, freight rates, and operating expenses.  These assumptions are based on historical trends and our expectations about future performance and are consistent with forecasts used by management to conduct its business.  Actual results could vary significantly from forecasted results due to the uncertainty of future events.

Cash flows from the eventual disposition of our Revenue Equipment were taken directly from their depreciation salvage values.  We have commitments from equipment manufacturers to repurchase our tractors at the end of their life, which is the basis for tractor salvage values.  Trailer salvage values are set at $3,500 per trailer, which is consistent with market values and recent trailer sales.  We have not recorded material gains or losses on sales of equipment in recent periods, which adds additional support for the salvage values that our equipment are assigned.

The Company then compared the undiscounted forecasted future cash flows generated from the use, and eventual disposition, of the Company’s Revenue Equipment to the book value of its long lived asset group and determined that the cash flows significantly exceeded the book value. As a result of this analysis, the Company did not recognize any impairment loss for its long lived assets in its financial statements for the year ended December 31, 2010.  Recoverability tests will continue to be performed each quarter to monitor the book value of long lived assets compared to their forecasted future cash flows until such time that circumstances cease to indicate that there is a possibility that their carrying value might not be recoverable (pursuant to ASC 360-25-21.)

The Company’s proposed disclosure to be included in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of filings made after July 18, 2011 would be similar to the following:

Impairment of Long-Lived Assets – The Company reviews its long-lived assets for impairment in accordance with Topic ASC 360 – Property, Plant, and Equipment.  This authoritative guidance provides that whenever there are certain significant events or changes in circumstances the value of long-lived assets or groups of assets must be tested to determine if their value can be recovered from their future cash flows.  In the event that undiscounted cash flows expected to be generated by the asset are less than the carrying amount, the asset or group of assets must be evaluated for impairment.  Impairment exists if the carrying value of the asset exceeds its fair value.

In light of the sustained general economic downturn in the United States and world economies, the decline in our market capitalization and the net operating losses of the Company in recent periods, triggering events and changes in circumstances have occurred which require us to test our long-lived assets for recoverability each reporting period.

Significantly all of the Company’s cash flow from operations is generated by our tractors and trailers (Revenue Equipment), and the cost of our other long-lived assets are funded by those operations.  Therefore, we test for the recoverability of all of our long-lived assets as a single group at the entity level and examine the forecasted future cash flows generated by our Revenue Equipment, including its eventual disposition, to determine if those cash flows exceed the carrying value of our long-lived assets.

As of December 31, 2010 the projected cash flows expected to be generated from our long-lived assets exceeded their carrying value.  Therefore, no impairment losses were recorded during the period.  The forecasted cash flows were estimated using assumptions about future operations.  To the extent that facts and circumstances change in the future, our estimates of future cash flows may also change either positively or negatively.

P.A.M. Transportation Services, Inc. acknowledges the following:

•	P.A.M. Transportation Services, Inc. is responsible for the adequacy and accuracy of the disclosure in our filing;

•	We understand that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	P.A.M. Transportation Services, Inc. may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Again, thank you for your comments.  We will continue to strive to conform to all applicable requirements in form and intent.

Respectfully,

/s/ Lance K. Stewart

Lance K. Stewart
Chief Financial Officer
P.A.M. Transportation Services, Inc.